UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

     / / Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)

1.  Name and Address of Reporting Person*

Donahue                       John                    C.
(Last)                        (First)                 (Middle)

c/o Federated Investors, Inc.
1001 Liberty Avenue
(Street)

Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)
2.  Issuer Name and Ticker or Trading Symbol

Federated Premier Municipal Income Fund      FMN

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Transaction Date (Month/Day/Year)

1/29/2003

5.  If Amendment, Date of Original (Month/Day/Year)


6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
____X__ Director                    ________ 10% Owner
____X__ Officer (give title below)  _______  Other (specify below)

President

7.  Individual or Joint/Group Filing (Check Applicable Limit)
__X_   Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person


             Table I -- Non-Derivative Securities Beneficially Owned


1. Title of     2.                  2A. Deemed    3.           4.  Securities Acquired   5.  Amount of    6.          7.  Nature of
   Security     Transaction         Execution     Transaction  (A) or Disposed of        Securities       Ownership   Indirect
   (Instr. 3)   Date                Date if       Code                                   Beneficially     Form:       Beneficial
                (Month/Day/Year)    any                        (Instr. 3, 4 and 5)       Owned at End of  Direct (D)  Ownership
                                    (Month/Day/   (Instr. 8)                             Month (Instr. 3  or          (Instr. 4)
                                    Year)                                                and 4)           Indirect
                                                                                                         (I)
                                                                                                         (Instr. 4)
                                     Code V     Amount   (A) or   Price
                                                         (D)


Common Stock    1/29/2002            P          300      A        $14.77                                 D
Common Stock    1/29/2002            P          3,100    A        $14.80                6,800            D




     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting person, see Instruction 4(b)(v).


FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of         2.            3.                 3A. Deemed    4.              5.  Number of    6.  Date
Derivative Security  Conversion    Transaction        Execution        Transaction  Derivative       Exercisable and
(Instr. 3)           or Exercise   Date               Date if any      Code         Securities       Expiration Date
                     Price of      (Month/Day/Year)   (Month/Day/      (Instr. 8)   Acquired (A) or  (Month/Day/Year)
                     Derivative                       Year)                         Disposed of (D)
                     Security                                                       (Instr. 3, 4,
                                                                                    and 5)
                                                                       Code   V     (A)      (D)     Date         Expiration
                                                                                                     Exercisable  Date




7.  Title and Amount of   8.  Price of    9.  Number of            10.  Ownership Form of           11.  Nature of
Underlying Securities     Derivative      derivative Securities    Derivative Security:  Direct     Indirect
(Instr. 3 and 4)          Security        Beneficially Owned at    (D) or indirect (I)              Beneficial
                          (Instr. 5)      End of Month (Instr. 4)  (Instr. 4)                       Ownership
                                                                                                    (Instr. 4)
Title        Amount or
             Number of
             Shares





Explanation of Responses:

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


/s/J. Christopher Donahue                                 January 30, 2003
**Signature of Reporting Person                           Date